

Mail Stop 4631

October 2, 2015

Via E-mail
Mr. Robert B. Lewis
Chief Financial Officer
Silgan Holdings, Inc.
4 Landmark Square
Stamford, Connecticut 06901

      RE: **Silgan Holdings, Inc.**
                Form 10-K for the Year Ended December 31, 2014
                Filed February 27, 2015
                Definitive Proxy Statement on Schedule 14A
                Filed April 21, 2015
                File No. 0-22117

Dear Mr. Lewis:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 29

1. Please refer to the column titled "Total Compensation with Cliff Vest Stock Awards Allocated Over Vesting Period" and the accompanying footnote (7) disclosure. Please be advised that the summary compensation table is to be limited to the information required by Item 402(c) of Regulation S-K. If you wish to present information that you believe is an alternative to the total compensation reportable pursuant to Item 402(c)(2)(x) of

Regulation S-K, please include that information in a section that is appropriately distinguishable from the information contained in the summary compensation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction